Filed Pursuant to Rule 433
Registration No. 333-121067

Foreign Exchange Structuring

FX Relative Value Note
(“Turkish Lira vs. Euro”)	Final Terms and Conditions
Non Principal-Protected	March 16, 2006
Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 18, 2005, the prospectus supplement dated May 18, 2005, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to take a view on the relative performance of the Turkish Lira (TRY) and the Euro (EUR) against the U.S. dollar (USD) via a single basket, with the long currency having a positive weighting in the basket and the short currency having a negative weighting in the basket. The investor will receive a single payment at maturity equal to the principal amount of the notes plus an Interest Amount (equal to 13.30% of the principal amount of the notes), plus or minus an Additional Amount determined by the relative combined appreciation or depreciation of the TRY and EUR. If as of the Valuation Date the TRY has appreciated while the EUR has depreciated, or has experienced a proportionally greater appreciation or lesser depreciation than the corresponding appreciation or depreciation of the EUR, the Additional Amount will be positive, and the return on the notes at maturity will be greater than 13.30%. Conversely, if as of the Valuation Date the TRY has depreciated while the EUR has appreciated, or has experienced a proportionally lesser appreciation or greater depreciation than corresponding appreciation or depreciation of the EUR, the Additional Amount will be negative, and the return on the notes at maturity will be less than 13.30%. Moreover, because the notes are not principal protected, if the Additional Amount is sufficiently negative, such negative Additional Amount may more than offset the Interest Amount and the investor may suffer a loss of principal. While the notes do pay an Interest Amount at maturity as described above, they do not pay interest prior to the maturity date. For an example of possible returns on maturity, see “Hypothetical Redemption Amount Payment Examples” below.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size	USD 4,250,000

Principal Protection	Not principal protected

Trade Date	March 16, 2006

Issue Date	March, 22, 2006

Valuation Date	March 16, 2007, subject to adjustment in accordance with the Valuation Business Day Convention

Maturity Date	March 22, 2007

Reference Currencies	Turkish Lira (TRY) and Euro (EUR)

Reference Exchange Rates	The spot exchange rates for each of the Reference Currencies quoted against the U.S. dollar expressed as number of currency units per USD 1.

Issue Price	100%

Redemption Amount	A single payment in USD on the Maturity Date equal to:

Principal amount * (1 + Interest Rate) * (1 + Basket Value) provided that the minimum Redemption Amount payable on the notes shall be zero.

Interest Rate	13.30% per annum (Actual/Actual)

Basket Value	The sum of the following quotients in respect of each Reference Currency, which sum may be negative:

Initial Reference Currency Amount	The Initial Reference Currency Amount for each Reference Currency is the amount of Reference Currency per USD 1 as set forth below:

Reference Currency	Initial Reference Currency Rate	Weighting	Initial Reference Currency Amount
TRY	1.32200	100%	1.32200
EUR	0.82440	-100%	-0.82440

Where Initial Reference Currency Amount = Weighting * Initial Reference Currency Rate

The Initial Reference Currency Rate for each Reference Currency is the spot exchange rate for that Reference Currency determined by the Calculation Agent on the Trade Date.

Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, observed as per the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event).

Settlement Rate Option	Reference Currency	Settlement Rate Option
TRY

The spot rate in (A) divided by the spot rate in (B)

(A) The Turkish Lira/Euro fixing rate, expressed as the amount of Turkish Lira per one Euro which appears on Reuters Screen ECB37 to the right of the caption “TRY” at approximately 2:15 p.m., Central European time, on that Valuation Date.

(B) The U.S. Dollar/Euro fixing rate, expressed as the amount of U.S. Dollar per one Euro which appears on Reuters Screen ECB37 to the right of the caption “USD” at approximately 2:15 p.m., Central European time, on that Valuation Date.

EUR

One divided by the spot rate in (A):

(A)  The U.S. Dollar/Euro fixing rate, expressed as the amount of U.S. Dollar per one Euro which appears on Reuters Screen ECB37 to the right of the caption “USD” at approximately 2:15 p.m., Central European time, on that Valuation Date.

The screen or time of observation indicated in relation to any Settlement Rate Option above shall be deemed to refer to such screen or time of observation as modified or amended from time to time, or to any substitute screen thereto.

Valuation Business Day	With respect to each Reference Currency, any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open

Valuation Business Day Convention	Preceding

Business Day	New York

Business Day Convention	Following

Disruption Event

Upon the occurrence of a Disruption Event with respect to any Reference Currency on any day during the term of the notes, the Calculation Agent shall determine the Redemption Amount payable on the Maturity Date in good faith and in a commercially reasonable manner.

A “Disruption Event” means any of the following events (other than a Price Source Unavailability Event), as determined in good faith by the Calculation Agent:

(A)      the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible

(i)                                     the conversion of any Reference Currency into USD through customary legal channels; or

(ii)                                  for TRY only, the delivery of (x) USD from accounts inside Turkey to accounts outside Turkey or (y) of TRY between accounts inside Turkey or to a party that is a non-resident of Turkey;

(B)        the occurrence of any event causing the Reference Exchange Rate for any Reference Currency to be split into dual or multiple currency exchange rates;

(c)          the occurrence and/or existence of any event (other than those set forth in (A) or (B) above or those constituting a Price Source Unavailability Event) with respect to any Reference Currency that prevents or makes impossible (x) the Calculation Agent’s ability to calculate the Redemption Amount, (y) the Issuer’s fulfilment of its obligations under the notes, or (z) the ability of the Issuer or any of its affiliates through which it hedges its position under the notes to hedge such position or to unwind all or a material portion of such hedge.

Price Source Unavailability Event

Upon the occurrence of a Price Source Unavailability Event with respect to a Reference Currency, the Settlement Rate for the affected Reference Currency will be determined in accordance with the Fallback Rate Observation Methodology.

A “Price Source Unavailability Event” means, as determined in good faith by the Calculation Agent, the Settlement Rate being unavailable for a Reference Currency, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Settlement Rate for a Reference Currency, on the relevant Valuation Date.

Fallback Rate Observation Methodology

The Settlement Rate for a Reference Currency will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the Valuation Business Day next succeeding the Valuation Date for the purchase or sale for deposits in the Reference Currency by the New York offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Settlement Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two Reference Banks (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the Reference Currency. If these spot quotations are available from only one Reference Bank, then the Calculation Agent, in its sole discretion, will determine whether that quotation is reasonable to be used. If no spot quotation is available, then the Settlement Rate for such Reference Currency will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Underwriter	Lehman Brothers Inc.

Calculation Agent	Lehman Brothers Inc.

Identifier	ISIN:	US52517PF486

	CUSIP:	52517PF48

Settlement System	DTC
Listing	Not Applicable

Denominations	USD 10,000 and whole multiples of USD 10,000

Issue Type	US MTN

Risk Factors

There are significant risks associated with the notes described above including, but not limited to, foreign exchange risk, interest rate risk, price risk, liquidity risk, redemption risk and credit risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these notes.

The Notes Are Subject to Foreign Exchange Rate Risk

The return on the notes at maturity, including the return of principal, depends significantly on the performance of the Reference Currencies. If as of the Valuation Date the TRY has depreciated while the EUR has appreciated, or has experienced a proportionally lesser appreciation or greater depreciation than corresponding appreciation or depreciation of the EUR, the Additional Amount will be negative, and the return on the notes at maturity will be less than the Interest Amount (13.30%). Moreover, because the notes are not principal protected, if the Additional Amount is sufficiently negative, such negative Additional Amount may more than offset the Interest Amount and the investor may suffer a loss of principal. Additionally, selling this security during a period when the TRY has depreciated while the EUR has appreciated, or  has experienced a proportionally lesser appreciation or greater depreciation than corresponding appreciation or depreciation of the EUR (calculated using the respective spot exchange rates at that time), or during a period in which the market’s perception of the TRY and EUR performing in this manner is high, may result in a dollar price significantly less than 100% of the principal amount of notes sold. Selling this or any fixed income security prior to maturity may result in a dollar price less than 100% of the applicable principal amount of notes sold.

The value of the Reference Currencies relative to the U.S. dollar have in the past been, and may continue to be, volatile and may vary based on a number of interrelated factors, including economic, financial and political events that we cannot control. The value of the Reference Currencies, which depend in part on the supply and demand for the Reference Currencies, may be affected by political, economic, legal, accounting and tax matters specific to the countries in which the Reference Currencies are circulated as legal tender. An investment in the notes may not be suitable for an investor unfamiliar with the exchange rate of the Reference Currencies or the factors that affect movements in such exchange rate. Neither the offering of the notes nor any views which may from time to time be expressed by the issuer, Lehman Brothers Inc., or their affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the notes. The trading value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in trading value of the Notes caused by another factor, and the effect of one factor may exacerbate the decrease in the trading value of the notes caused by another factor.

There Are Potential Conflicts of Interest between the Calculation Agent and Holders of the Notes

Lehman Brothers Inc., an affiliate of Lehman Brothers Holdings Inc., serves as Calculation Agent for the notes, and in such capacity will have discretion in making various determinations and calculations that affect the notes and the return on the notes. In particular, the Calculation Agent in its discretion will determine whether a Disruption Event has occurred and, upon the occurrence of a Disruption Event, will determine the Additional Amount payable on the notes. The exercise of this discretion by the Calculation Agent may present the Calculation Agent with a conflict of interest to the extent that the determinations made by the Calculation Agent in respect of the notes affect the payments due from Lehman Brothers Holdings Inc. under the notes, due to or from Lehman Brothers Holdings Inc. or any of its affiliates under the related hedge transaction or the value of the investments held by Lehman Brothers Holdings Inc. or its affiliates’ proprietary or managed accounts.

Trading and Other Transactions by Lehman Brothers in the Reference Currencies May Impair the Value of the Notes

Lehman Brothers Holdings Inc. expects to hedge its obligations under the notes through one or more of its affiliates. This hedging activity will likely involve trading in one or both of the Reference Currencies or in other instruments, such as options, swaps or futures, based on one or both of the Reference Currencies. The cost of maintaining or adjusting this hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in Lehman Brothers Holdings Inc. or its affiliates receiving a profit, even if the market value of the notes declines. Lehman Brothers Holdings Inc. and its affiliates also have issued or underwritten on behalf of other issuers, and in the future may issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the levels of the Reference Currencies. By introducing competing products into the marketplace in this manner, Lehman Brothers Holdings Inc. or its affiliates could adversely affect the value of the notes.

Even Though Currency Trades Around-the-Clock, the Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the Reference Currencies and the U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.

The Market for the Notes is Illiquid

The notes will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the notes. Lehman Brothers Inc. intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes. Investors in the notes must be prepared to hold the notes until the Maturity Date.

The U.S. Federal Income Tax Treatment Is Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for United States federal income tax purposes. As a result, significant aspects of the United States federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service (“IRS”) with respect to the notes and no assurance can be given that the IRS will agree with the treatment described below. A different characterization of the notes may affect the amount, timing and character of income, gain or loss recognized by a U.S. Holder in respect of a note. Prospective purchasers of notes should consult their own tax advisors as to the possible alternative characterizations of the notes and the U.S. federal income tax consequences of such characterizations. See “Certain United States Federal Income Tax Consequences” in the prospectus dated May 18, 2005.

Certain United States Federal Income Tax Consequences

Tax Treatment: The notes are expected to be treated as cash-settled financial contracts subject to the foreign currency rules of section 988 of the Internal Revenue Code of 1986, as amended (the “Code”) and may be subject to the mark-to-market rules of section 1256 of the Code. Unless an investor makes a valid election before the close of the day on which it purchases a note, gain or loss will be ordinary. If an investor makes such an election, it is possible that any gain or loss may be treated, in part, as long-term capital gain or loss under section 1256 of the Code.

Alternative characterizations are possible which could affect amount, character and timing of income. The notes are subject to complex tax rules and investors should consult their own tax advisors regarding the tax treatment of the notes.

Historical Exchange Rates

The following charts show the weekly spot exchange rates for each Reference Currency in the period from the week ending March 7, 2003 through the week ending March 3, 2006, using historical data obtained from Reuters. The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar. The spot exchange rates used to calculate the Basket Value are expressed as the amount of Reference Currency per U.S. dollars, which are the inverse of the spot exchange rates presented in the following charts. The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Value or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Basket Value, and resulting Additional Amount at maturity, will be positive or negative. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note shows scenarios for the Redemption Amount payable on the notes, based on the values for the Initial Reference Currency Rates (as determined on the Trade Date) and hypothetical values for the Settlement Rates (which are determined on the Valuation Date), and consequently of the Basket Value, including indicative levels at which the return on the notes would exceed the Interest Amount (13.30%) and at which an investor would suffer a loss of principal on the notes. The Initial Reference Currency Rate and Settlement Rate values have been chosen arbitrarily for the purpose of this example, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any

Reference Currency/USD exchange rate.

EUR Settlement Rate	TRY Settlement Rate
	1.2020	1.2420	1.2820	1.3220	1.3620	1.4020	1.4420
0.9444	139.01%	134.99%	131.23%	127.70%	124.37%	121.23%	118.27%
0.9044	134.63%	130.62%	126.86%	123.32%	119.99%	116.86%	113.89%
0.8644	129.85%	125.84%	122.08%	118.54%	115.22%	112.08%	109.11%
0.8244	124.61%	120.60%	116.84%	113.30%	109.97%	106.83%	103.87%
0.7844	118.83%	114.82%	111.06%	107.52%	104.19%	101.06%	98.09%
0.7444	112.43%	108.42%	104.66%	101.12%	97.80%	94.66%	91.70%
0.7044	105.31%	101.30%	97.53%	94.00%	90.67%	87.53%	84.57%